

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2013

Via E-mail
Gerald L. Hassell
Chairman and Chief Executive Officer
The Bank of New York Mellon Corporation
One Wall Street
New York, NY 10286

> **Re: The Bank of New York Mellon Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013 and Amended May 9, 2013**
> **File No. 001-35651**

Dear Mr. Hassell:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                Sincerely,

                                                /s/ Michael Seaman for

                                                Suzanne Hayes
                                                Assistant Director